Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park

Unit 505-3, Chaguang Road No. 1089

Nanshan District, Shenzhen, China

December 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Uwem Bassey

Re:	Lianhe Sowell International Group Ltd

Registration Statement on Form F-1

Filed October 8, 2024

File No. 333-279303

Dear Mr. Uwem Bassey:

Lianhe Sowell International Group Ltd. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 18, 2024 (the “Letter”) regarding the Company’s registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 3.

Amendment No. 2 to Form F-1 filed October 8, 2024

Risk Factors

The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses..., page 25

1.	Please revise this risk factor to include a cross reference to the four stages of the expansion plan discussed elsewhere on page 98. In addition, clarify that the “preliminary” in-house production and assembly line referenced here includes portions of Stage I and II that you anticipate costing approximately $10 million. Lastly, disclose the anticipated timeline for the entire project, which you currently estimate to be March 2028.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of Amendment No.3.

2.	We note your revisions in response to prior comment 4 to present cash flows for amounts due to/due from related parties and shareholders on a gross basis. Please tell us your consideration to classify amounts due from related parties and shareholders in operating activities. Provide the specific guidance in ASC 230 that supports classification of the change in these assets as financing activities or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-2, F-7, F-17 and F-18 of Amendment No.3 after reassessing the nature of cash flows with related parties and shareholders per ASC 230-10-45-25. These revisions had no impact on the Company’s income statement or financial position. Disclosure about correction of an error in previously issued financial statements is made on pages F-2, F-17 and F-18 according to ASC 250-10-50-7.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu

cc:	Anna J. Wang, Esq.